UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

GENELUX CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

36870H103

(CUSIP Number)

May 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36870H103	13G	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSON Billy James Parrott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,325,547 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,325,547 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,325,547
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 1,041,218 shares of common stock, par value $0.001 per share (“common stock”), of Genelux Corporation (the “Issuer”) held directly by Mr. Parrott, (ii) 1,175,000 shares of common stock Mr. Parrott agreed and is committed to purchase from the Issuer in private placements on or before November 15, 2023 pursuant to securities purchase agreements executed on May 12, 2023 and June 9, 2023 and the initial closings of which occurred on May 31, 2023 and June 20, 2023, respectively, (iii) 78,980 shares of common stock held directly by ByAire LLC, (iv) 28,074 shares of common stock held directly by Parrott (4) LLC and (v) 2,275 shares of common stock held directly by Pensco Trust Company LLC Custodian FBO Billy J Parrott IRA. Mr. Parrott is the sole member of ByAire LLC and Parrott (4) LLC and has sole voting and investment power with respect to the shares held by ByAire LLC and Parrott (4) LLC. Mr. Parrott has sole voting and investment power with respect to the shares held by Pensco Trust Company LLC Custodian FBO Billy J Parrott IRA.

(2)	This percentage is calculated based on 25,585,997 shares of the Issuer’s common stock outstanding as of June 9, 2023.

CUSIP No. 36870H103	13G	Page 3 of 4 Pages

Item 1(a).	Name of Issuer: Genelux Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices: 2625 Townsgate Road, Suite 230 Westlake Village, California 91361

Item 2(a).	Names of Person Filing: Billy James Parrott

Item 2(b).	Address of Principal Business Office, or, if none, Residence:
784 N. MacEwen Drive Osprey, Florida 34229

Item 2(c).	Citizenship: Billy James Parrott: United States of America

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e).	CUSIP No.: 36870H103

Item 3.	Not Applicable.

Item 4.	Ownership.

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover page to this Schedule 13G. Ownership is stated as of June 9, 2023. This percentage is calculated based on 25,585,997 shares of common stock outstanding as of June 9, 2023.

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
Billy James Parrott	2,325,547	0	2,325,547	0	2,325,547	8.7%

(1) This percentage is calculated based on 25,585,997 shares of the Issuer’s common stock outstanding as of June 9, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2023

/s/ Billy James Parrott
Billy James Parrott